                                    FORM 11-K
                                  ANNUAL REPORT

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 1997

                         Commission File No.: 000-19147

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN
                              (Full title of plan)

                           COVENTRY HEALTH CARE, INC.
                              6705 Rockledge Drive
                                    Suite 100
                            Bethesda, Maryland 20817

             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)

         Pursuant to the requirements of the Securities Exchange Act of 1934, the committee to administer the Coventry Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      COVENTRY CORPORATION
                                       RETIREMENT SAVINGS PLAN


Date: October 19, 1998                By:    /s/ Shirley R. Smith
      -------------------------              -----------------------------------
                                      Name:  Shirley R. Smith
                                             -----------------------------------
                                      Title: Plan Administrative Committee
                                             -----------------------------------


Date: October 19, 1998                By:    /s/ Dale B. Wolf
      -------------------------              -----------------------------------
                                      Name:  Dale B. Wolf
                                             -----------------------------------
                                      Title: Plan Administrative Committee
                                             -----------------------------------

                                TABLE OF CONTENTS


Report of Independent Public Accountants................................................  1
Financial Statements
     Statements of Net Assets Available for Benefits as of December 31,
         1997 and 1996..................................................................  2
     Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1997...................................................  3
Notes to Financial Statements and Schedules as of December 31, 1997 and 1996............  5
Schedules Supporting Financial Statements
     Schedule I: Item 27a -         Schedule of Assets Held for Investment
                                    Purposes as of December 31, 1997....................  12
     Schedule II: Item 27d -        Schedule of Reportable Transactions for
                                    the Year Ended December 31, 1997....................  13

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

                                                     EXHIBITS


1.     Consent of Independent Auditors..................................................  E-1

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Coventry Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Coventry Corporation Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             ARTHUR ANDERSEN LLP

Washington, D.C.
October 14, 1998

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996



                                                                1997              1996
                                                            -----------       -----------
ASSETS:
     Cash                                                   $   127,331       $    67,000
     Investments, at fair value-
         Schwab U.S Treasury Money Fund                           3,154            63,009
         Coventry Corporation Common Stock                    2,752,025         1,982,178
         Berger One Hundred Fund                              7,084,603         8,391,961
         Fidelity Balanced Fund                                      --         6,030,308
         Fidelity Magellan Fund                              13,573,356        13,542,507
         INVESCO Stable Value Fund                            4,667,358         4,429,729
         PIMCO Total Return Fund                              3,833,215         3,639,773
         Brandywine Fund                                      1,426,543           568,118
         Founders Balanced Fund                                 714,773           233,645
         Harbor Capital Appreciation Fund                     1,093,314           383,858
         Janus Worldwide Fund                                 2,205,999           737,349
         Mutual Series Beacon Fund                            2,110,302           665,586
         PBHG Growth Fund                                     2,083,797         1,051,997
         Strong Government Securities Fund                      433,964           287,803
         Vanguard Asset Allocation Fund                       7,174,083           376,698
         Participant Loans                                    1,088,159         1,215,918
                                                            -----------       -----------
                  Total cash and investments                 50,371,976        43,667,437
                                                            -----------       -----------
     Receivables:
         Participant contributions                               31,585            78,118
         Employer contributions                                  58,362            41,175
         Interest and dividends receivable                       48,117                --
                                                            -----------       -----------
                  Total receivables                             138,064           119,293
                                                            -----------       -----------
                  Total assets available for benefits        50,510,040        43,786,730
                                                            -----------       -----------

LIABILITIES:
     Excess contributions payable                               154,993            80,600
                                                            -----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS                           $50,355,047       $43,706,130
                                                            ===========       ===========


        The accompanying notes are an integral part of these statements.

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                NON-PARTICIPANT DIRECTED                    PARTICIPANT DIRECTED
                                                ------------------------  ------------------------------------------------------
                                                                            SCHWAB      COVENTRY
                                                              EXCESS         U.S.         CORP.        BERGER ONE     FIDELITY
                                                           CONTRIBUTIONS   TREASURY      COMMON         HUNDRED       BALANCED
                                                  CASH        PAYABLE     MONEY FUND      STOCK          FUND           FUND
                                                ---------    ---------    ---------    -----------    -----------    -----------
ADDITIONS:
     Contributions-
         Employee                               $  65,355    $(134,729)   $ 172,656    $        --    $   275,003    $        --
         Employer, net of forfeitures              (5,019)     (20,264)      25,105             --        (74,107)            --
                                                ---------    ---------    ---------    -----------    -----------    -----------
                  Total contributions              60,336     (154,993)     197,761             --        200,896             --
                                                ---------    ---------    ---------    -----------    -----------    -----------
     Investment income-
         Interest and dividends                        83           --        9,759             --      2,446,981             --
         Net increase (decrease) in fair
             market value of investments               --           --           --      1,178,991     (1,463,139)       (38,496)
                                                ---------    ---------    ---------    -----------    -----------    -----------
                  Total investment income              83           --        9,759      1,178,991        983,842        (38,496)
                                                ---------    ---------    ---------    -----------    -----------    -----------
                  Total additions                  60,419     (154,993)     207,520      1,178,991      1,184,738        (38,496)
                                                ---------    ---------    ---------    -----------    -----------    -----------

DEDUCTIONS:
     Benefit distributions                             --       80,600           --       (377,988)    (1,562,346)        (7,174)
     Administrative expenses                           --           --           --             --            (75)            --
                                                ---------    ---------    ---------    -----------    -----------    -----------
                  Total deductions                     --       80,600           --       (377,988)    (1,562,421)        (7,174)
                                                ---------    ---------    ---------    -----------    -----------    -----------
INTERFUND TRANSFERS                                   (88)          --     (267,375)       (31,156)      (929,675)    (5,984,638)
                                                ---------    ---------    ---------    -----------    -----------    -----------
NET INCREASE (DECREASE)                            60,331      (74,393)     (59,855)       769,847     (1,307,358)    (6,030,308)

NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year                              67,000      (80,600)      63,009      1,982,178      8,391,961      6,030,308
                                                ---------    ---------    ---------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
    end of year                                 $ 127,331    $(154,993)   $   3,154    $ 2,752,025    $ 7,084,603    $        --
                                                =========    =========    =========    ===========    ===========    ===========




                                                                PARTICIPANT DIRECTED
                                             ----------------------------------------------------------

                                                FIDELITY        INVESCO
                                                MAGELLAN        STABLE       PIMCO TOTAL    BRANDYWINE
                                                  FUND        VALUE FUND     RETURN FUND       FUND          SUBTOTAL
                                              ------------    -----------    -----------    -----------    ------------
ADDITIONS:
     Contributions-
         Employee                             $    415,873    $   156,282    $   280,061    $   427,887    $  1,658,388
         Employer, net of forfeitures             (112,436)       219,250         68,506        214,654         315,689
                                              ------------    -----------    -----------    -----------    ------------
                  Total contributions              303,437        375,532        348,567        642,541       1,974,077
                                              ------------    -----------    -----------    -----------    ------------
     Investment income-
         Interest and dividends                    929,129        282,063        312,741        257,839       4,238,595
         Net increase (decrease) in fair
             market value of investments         2,319,155             --         36,583       (162,531)      1,870,563
                                              ------------    -----------    -----------    -----------    ------------
                  Total investment income        3,248,284        282,063        349,324         95,308       6,109,158
                                              ------------    -----------    -----------    -----------    ------------
                  Total additions                3,551,721        657,595        697,891        737,849       8,083,235
                                              ------------    -----------    -----------    -----------    ------------

DEDUCTIONS:
     Benefit distributions                      (2,390,467)      (833,894)      (577,348)      (237,114)     (5,905,731)
     Administrative expenses                           (75)            --            (75)          (150)           (375)
                                              ------------    -----------    -----------    -----------    ------------
                  Total deductions              (2,390,542)      (833,894)      (577,423)      (237,264)     (5,906,106)
                                              ------------    -----------    -----------    -----------    ------------
INTERFUND TRANSFERS                             (1,130,330)       413,928         72,974        357,840      (7,498,520)
                                              ------------    -----------    -----------    -----------    ------------
NET INCREASE (DECREASE)                             30,849        237,629        193,442        858,425      (5,321,391)

NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year                           13,542,507      4,429,729      3,639,773        568,118      38,633,983
                                              ------------    -----------    -----------    -----------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
    end of year                               $ 13,573,356    $ 4,667,358    $ 3,833,215    $ 1,426,543    $ 33,312,592
                                              ============    ===========    ===========    ===========    ============


         The accompanying notes are an integral part of this statement.

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (CONTINUED)


                                                                          PARTICIPANT DIRECTED
                                              -----------------------------------------------------------------------------
                                                               HARBOR                            MUTUAL
                                              FOUNDERS         CAPITAL           JANUS           SERIES
                                              BALANCED       APPRECIATION      WORLDWIDE         BEACON         PBHG GROWTH
                                                FUND             FUND            FUND             FUND              FUND
                                              ---------      -----------      -----------      -----------      -----------
ADDITIONS:
     Contributions-
         Employee                             $ 223,810      $   259,008      $   552,987      $   604,588      $   840,982
         Employer, net of forfeitures           115,010          110,311          253,133          301,665          406,392
                                              ---------      -----------      -----------      -----------      -----------
                  Total contributions           338,820          369,319          806,120          906,253        1,247,374
                                              ---------      -----------      -----------      -----------      -----------
     Investment income-
         Interest and dividends                  65,959          158,396          156,565          250,729           13,652
         Net increase (decrease) in fair
             market value of investments         17,282           17,288          134,516           81,100           14,779
                                              ---------      -----------      -----------      -----------      -----------
                  Total investment income        83,241          175,684          291,081          331,829           28,431
                                              ---------      -----------      -----------      -----------      -----------
                  Total additions               422,061          545,003        1,097,201        1,238,082        1,275,805
                                              ---------      -----------      -----------      -----------      -----------
DEDUCTIONS:
     Benefit distributions                     (141,290)        (159,027)        (217,927)        (238,337)        (200,833)
     Administrative expenses                        (75)             (75)            (186)            (150)             (75)
                                              ---------      -----------      -----------      -----------      -----------
                  Total deductions             (141,365)        (159,102)        (218,113)        (238,487)        (200,908)
                                              ---------      -----------      -----------      -----------      -----------
INTERFUND TRANSFERS                             200,432          323,555          589,562          445,121          (43,097)
                                              ---------      -----------      -----------      -----------      -----------
NET INCREASE (DECREASE)                         481,128          709,456        1,468,650        1,444,716        1,031,800

NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year                           233,645          383,858          737,349          665,586        1,051,997
                                              ---------      -----------      -----------      -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS,
    end of year                               $ 714,773      $ 1,093,314      $ 2,205,999      $ 2,110,302      $ 2,083,797
                                              =========      ===========      ===========      ===========      ===========





                                                                PARTICIPANT DIRECTED
                                              ----------------------------------------------------------

                                              STRONG GOV.   VANGUARD ASSET
                                              SECURITIES      ALLOCATION                     PARTICIPANT
                                                 FUND            FUND        RECEIVABLES        LOANS            TOTAL
                                              ---------      -----------     -----------     -----------      ------------
ADDITIONS:
     Contributions-
         Employee                             $ 104,945      $   407,402      $ (46,533)     $        --      $  4,605,577
         Employer, net of forfeitures            55,311           73,712         17,187               --         1,648,410
                                              ---------      -----------      ---------      -----------      ------------
                  Total contributions           160,256          481,114        (29,346)              --         6,253,987
                                              ---------      -----------      ---------      -----------      ------------
     Investment income-
         Interest and dividends                  19,318          569,342         48,117               --         5,520,673
         Net increase (decrease) in fair
             market value of investments         11,649        1,048,944             --               --         3,196,121
                                              ---------      -----------      ---------      -----------      ------------
                  Total investment income        30,967        1,618,286         48,117               --         8,716,794
                                              ---------      -----------      ---------      -----------      ------------
                  Total additions               191,223        2,099,400         18,771               --        14,970,781
                                              ---------      -----------      ---------      -----------      ------------
DEDUCTIONS:
     Benefit distributions                     (130,650)      (1,171,732)            --         (155,176)       (8,320,703)
     Administrative expenses                        (75)            (150)            --               --            (1,161)
                                              ---------      -----------      ---------      -----------      ------------
                  Total deductions             (130,725)      (1,171,882)            --         (155,176)       (8,321,864)
                                              ---------      -----------      ---------      -----------      ------------
INTERFUND TRANSFERS                              85,663        5,869,867             --           27,417                --
                                              ---------      -----------      ---------      -----------      ------------
NET INCREASE (DECREASE)                         146,161        6,797,385         18,771         (127,759)        6,648,917

NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year                           287,803          376,698        119,293        1,215,918        43,706,130
                                              ---------      -----------      ---------      -----------      ------------
NET ASSETS AVAILABLE FOR BENEFITS,
    end of year                               $ 433,964      $ 7,174,083      $ 138,064      $ 1,088,159      $ 50,355,047
                                              =========      ===========      =========      ===========      ============


         The accompanying notes are an integral part of this statement.

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1997 AND 1996



1. PLAN DESCRIPTION:

The following description of the Coventry Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

GENERAL

Coventry Corporation (the "Company") adopted a savings plan and trust effective July 1, 1994. As of the adoption date, Group Health Plan, Inc. and Health America Pennsylvania, Inc., subsidiaries of Coventry Corporation, merged their plans with the Coventry Corporation Retirement Savings Plan. Two additional subsidiaries' plans, Southern Health and Healthcare USA, were merged into the Plan during 1996.

The Plan is a defined contribution plan established by Coventry Corporation under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have completed one year of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

PLAN ADMINISTRATION

Under a trust agreement dated July 1, 1994, Charles Schwab Trust Company was appointed trustee for the Plan. The Plan is administered by an employee benefits committee, which is appointed by the Board of Directors of the Company.

CONTRIBUTIONS

Eligible employees can contribute an amount up to 15 percent of compensation, as defined by the Plan, subject to certain limitations under the IRC. In 1997 and 1996, the Company provided a matching contribution equal to 100 percent of each participant's contribution up to a maximum of 3 percent, and 50 percent of each participant's contribution in excess of 3 percent up to a maximum of 6 percent of compensation.

EXCESS CONTRIBUTIONS PAYABLE

During 1997 and 1996, the Company determined an excess matching contribution equal to approximately $20,264 and $80,600 respectively, was made in error to employees. These amounts will be used to reduce future employer contributions. In addition, during 1997 employee contributions include $134,729 in excess contributions which were refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $154,993 and $80,600 has been reflected in the statements of net assets available for benefits as of December 31, 1997 and 1996, respectively.

VESTING

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service. A participant vests according to the following schedule:

          Less than one year                                                   0%
          One year                                                            20%
          Two years                                                           40%
          Three years                                                         60%
          Four years                                                          80%
          Five years                                                         100%

FORFEITED ACCOUNTS

At December 31, 1997 and 1996, forfeited nonvested accounts totaled $275,173 and $680,353, respectively. These accounts will be used to reduce future employer contributions. During 1997, $800,747 in forfeited nonvested accounts were used to reduce employer contributions.

BENEFITS

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

INVESTMENT OPTIONS

Participants may direct employee and employer contributions and any related earnings into fourteen investment options in 10 percent increments. Participants may change their investment elections monthly. A description of each investment option is provided below:

COVENTRY CORPORATION COMMON STOCK - This fund invests exclusively in common stock of the Company, which is traded "over-the-counter" and listed on the NASDAQ/National Market System. Pending trades are temporarily held in the Schwab U.S. Treasury Money Fund.

BERGER ONE HUNDRED FUND - This fund seeks long-term capital appreciation by investing primarily in common stocks of established companies.

FIDELITY BALANCED FUND - This fund seeks to maximize income while preserving capital through investments in a mix of equity and fixed-income securities. The Fund also aims for some capital growth.

FIDELITY MAGELLAN FUND - This fund seeks growth of capital through investments in common stocks or securities convertible into common stock.

INVESCO STABLE VALUE FUND - This fund seeks to offer income levels comparable to those generated by intermediate-term, high-quality debt obligations, while guaranteeing principal. The fund is a conservatively managed, broadly diversified pool of investment contracts guaranteed by insurance companies.

PIMCO TOTAL RETURN FUND - This fund seeks to earn total return consistent with conservative investment management. The fund invests in fixed-income securities, including corporate bonds, U.S. government securities, mortgage-related securities, and money market instruments.

BRANDYWINE FUND - This fund seeks long-term capital appreciation by investing in profitable companies with strong earnings momentum. The fund invests primarily in corporate stock.

FOUNDERS BALANCED FUND - This fund seeks to earn current income and capital appreciation by investing in dividend-paying stocks of established companies, government and corporate bonds.

HARBOR CAPITAL APPRECIATION FUND - This fund seeks long-term growth of capital by investing primarily in a portfolio of equity securities of established companies with above average prospects for growth.

JANUS WORLDWIDE FUND - This fund invests primarily in stocks of foreign and domestic issuers.

MUTUAL SERIES BEACON FUND - This fund invests primarily in common stock, preferred stock and debt securities. The principal objective of the fund is capital appreciation. Its secondary objective is income.

PBHG GROWTH FUND - This fund invests in companies believed by its investment advisor to have an outlook for strong growth in earnings and the potential for significant capital appreciation.

STRONG GOVERNMENT SECURITIES FUND - This fund seeks a high level of current income by investing in U.S. government securities.

VANGUARD ASSET ALLOCATION FUND - This fund seeks to maximize total return while exhibiting less risk than a portfolio consisting entirely of equities. The fund allocates assets among a common stock portfolio, a bond portfolio and money market instruments.

PARTICIPANT LOANS

A participant may borrow a maximum of the lesser of $50,000 or 50 percent of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The interest rates at December 31, 1997, ranged from 7.00 percent to 10.00 percent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

INCOME RECOGNITION

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

INVESTMENT VALUATION

Investments of the Plan are stated at fair market value based on quoted net asset values on the last business day of the Plan year. Participant loans are valued at cost which approximates fair value.

ADMINISTRATIVE EXPENSES

The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. Administrative expenses paid by the Company were $186,749 and $271,211 in 1997 and 1996, respectively.

PAYMENT OF BENEFITS

Benefits are recorded when paid out of the Plan.

3. INVESTMENTS:

The values of individual assets that represent 5 percent or more of the Plan's net assets as of December 31, 1997 and 1996, are as follows:


            1997:

                 Coventry Corporation Common Stock                                   $ 2,752,025
                 Berger One Hundred Fund                                               7,084,603
                 Fidelity Magellan Fund                                               13,573,356
                 INVESCO Stable Value Fund                                             4,667,358
                 PIMCO Total Return Fund                                               3,833,215
                 Vanguard Asset Allocation Fund                                        7,174,083

            1996:

                 Berger One Hundred Fund                                             $ 8,391,961
                 Fidelity Balanced Fund                                                6,030,308
                 Fidelity Magellan Fund                                               13,542,507
                 INVESCO Stable Value Fund                                             4,429,729
                 PIMCO Total Return Fund                                               3,639,773

4. TAX STATUS:

The Plan obtained it's latest determination letter on November 17, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their account balances.

6. DEPARTMENT OF LABOR REVIEW:

The Department of Labor (DOL) is conducting a review of the Plan to determine if the Plan has been operated in accordance with the DOL's rules and regulations. In the opinion of the Plan's Administrator, the review will not result in any findings that could have a material adverse effect on the Plan.

7. SUBSEQUENT EVENTS:

Effective April 1, 1998, Coventry Corporation (which changed its name to "Coventry Health Care, Inc.") completed its acquisition of certain assets of Principal Health Care, Inc. ("PHC") from Principal Mutual Life Insurance Company.

On April 1, 1998, the Coventry Health Care, Inc. Retirement Savings Plan (the "New Plan") was established and any prior PHC participant account balances included in the assets of another qualified retirement plan were rolled over into the New Plan at the election of the former PHC employees. Effective October 1, 1998, the Plan was merged with the New Plan. All employees that were participants under the Plan became participants in the New Plan.

On October 1, 1998, the assets of the Plan were merged and transferred to: (1) Principal Life Insurance Company, as funding agent of the assets held under the terms of the Flexible Investment Annuity Contract with Coventry Health Care, Inc., (2) Delaware Charter Guarantee and Trust Company, as custodial trustee of the mutual funds and (3) Bankers Trust Company, as custodial trustee of the New Plan's participant loans and the Coventry Health Care, Inc. common stock. Participants should refer to the New Plan document for a complete description of their available investment options subsequent to October 1, 1998.

The significant differences between the provisions of the Coventry Corporation Retirement Savings Plan and the New Plan are as follows: (1) the employer matching contributions under the New Plan are invested exclusively in Coventry Health Care, Inc. common stock under the direction of Coventry Health Care, Inc.; (2) the New Plan's vesting provisions allow participants to vest in the employer matching contributions upon completion of one year of service, and; (3) the administrative expenses of the Plan, including, but not limited to the trustee and investment management fees, will be paid by the Plan and allocated to the participant account balances. Participants should refer to the New Plan document for a complete description of the New Plan's provisions.

Although the New Plan has not yet received a determination letter from the Internal Revenue Service, the New Plan Administrator believes that the New Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Plan's Form 5500 tax filing:

                                                                                  DECEMBER 31,
                                                                          -----------------------------
                                                                             1997              1996
                                                                          -----------       -----------
          Net assets available for benefits per the accompanying
             financial statements                                         $50,355,047       $43,706,130
          Amounts allocated to withdrawing participants                       (14,952)                -
                                                                          -----------       -----------
          Net assets available for benefits per the Form 5500
                                                                          $50,340,095       $43,706,130
                                                                          ===========       ===========

The following is a reconciliation of benefits paid to participants per the accompanying financial statements to the Plan's Form 5500 tax filing:

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                                  1997
                                                                                ----------
          Benefits paid to participants per the accompanying
             financial statements                                               $8,320,703
          Add- Amounts allocated to withdrawing participants at
             December 31, 1997                                                      14,952
                                                                                ----------
          Benefits paid to participants per the Form 5500                       $8,335,655
                                                                                ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN


          ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997



                                        DESCRIPTION OF INVESTMENT
                                    INCLUDING MATURITY DATE, RATE OF
  IDENTITY OF ISSUE, BORROWER,       INTEREST, COLLATERAL, PAR, OR                                   CURRENT
   LESSOR, OR SIMILAR PARTY                MATURITY VALUE                           COST              VALUE
   ------------------------                --------------                        -----------       -----------

* Charles Schwab                        Cash                                     $   127,331       $   127,331
* Schwab U.S. Treasury Money
     Fund                               Money market                                   3,154             3,154
* Coventry Corporation                  Common stock                               3,082,692         2,752,025
  Berger One Hundred Fund               Equity mutual fund                         9,207,082         7,084,603
  Fidelity Balanced Fund                Mixed mutual fund                                431                 -
  Fidelity Magellan Fund                Equity mutual fund                        11,121,103        13,573,356
  INVESCO Stable Value Fund             Fixed income fund                          4,667,358         4,667,358
  PIMCO Total Return Fund               Fixed income fund                          3,750,965         3,833,215
  Brandywine Fund                       Equity mutual fund                         1,610,364         1,426,543
  Founders Balanced Fund                Mixed mutual fund                            711,033           714,773
  Harbor Capital Appreciation
     Fund                               Equity mutual fund                         1,102,901         1,093,314
  Janus Worldwide Fund                  Equity mutual fund                         2,156,670         2,205,999
  Mutual Series Beacon Fund             Mixed mutual fund                          2,095,627         2,110,302
  PBHG Growth Fund                      Equity mutual fund                         2,066,044         2,083,797
  Strong Government Securities
     Fund                               U.S. government bond fund                    425,618           433,964
  Vanguard Asset Allocation
     Fund                               Mixed mutual fund                          6,310,213         7,174,083
* Participant Loans                     Maturing at various dates,
                                        interest rates ranging from 7.00%
                                        to 10.00%                                  1,088,159         1,088,159
                                                                                 -----------       -----------
                                                                                 $49,526,745       $50,371,976
                                                                                 ===========       ===========

* Party-in-interest



          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN


                 ITEM 27(D)--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                     PURCHASES                            SALES
                                                            ----------------------- -----------------------------------------------
                                                              NUMBER OF   PURCHASE    NUMBER OF    SELLING     COST OF     NET GAIN
   IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSET       TRANSACTIONS    PRICE   TRANSACTIONS    PRICE       ASSETS      (LOSS)
   --------------------------    --------------------       ------------ ---------- ------------  ----------  ----------  ---------

* Charles Schwab Trust Company   Berger One Hundred Fund          166    $3,010,934      653      $2,763,740  $2,534,950  $ 228,790
* Charles Schwab Trust Company   Fidelity Balanced Fund             1        17,892        3       5,991,812   6,030,309    (38,497)
* Charles Schwab Trust Company   Fidelity Magellan Fund           212     1,968,131      800       4,111,262   3,832,477    278,785
* Charles Schwab Trust Company   INVESCO Stable Value Fund        278     2,065,432      671       1,831,014   1,831,014         --
* Charles Schwab Trust Company   Janus Worldwide Fund             268     2,041,665      353         608,897     626,798    (17,901)
* Charles Schwab Trust Company   Mutual Series Beacon Fund        260     1,981,110      474         499,594     544,956    (45,362)
* Charles Schwab Trust Company   PBHG Growth Fund                 236     1,669,334      572         623,535     643,487    (19,952)
* Charles Schwab Trust Company   Vanguard Asset Allocation Fund   201     7,502,271      736       1,621,735   1,565,801     55,934


* Party-in-interest


         The accompanying notes are an integral part of this schedule.